UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Papa Murphy’s Holdings, Inc.

(Name of Subject Company)

MTY Columbia Merger Sub, Inc.

(Offeror)

(Names of Filing Persons)

MTY Franchising USA, Inc.

(Parent of Offeror)

(Names of Filing Persons)

MTY Food Group Inc.

(Indirect and Ultimate Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

698814100

(CUSIP Number of Class of Securities)

Eric Lefebvre

Chief Executive Officer MTY

Columbia Merger Sub, Inc. MTY

Franchising USA, Inc.

MTY Food Group Inc.

8210, route Transcanadienne

St. Laurent, QC, H4S 1M5

Canada

(514) 336-9222

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Steven G. Rowles	Neil Kravitz	John R. Thomas
Shai Kalansky	Fasken	Joe Bailey
Morrison & Foerster LLP	800, rue du Square-Victoria	Perkins Coie LLP
12531 High Bluff Drive, Suite 100	bureau 3700	1120 NW Couch St., Tenth Floor
San Diego, California 92130	Montréal, Québec H4Z 1E9	Portland, Oregon 97209
United States of America	Canada	United States
(858) 720-5100	(418) 640-2000	(503) 727-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$112,605,154	$13,648

*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 17,029,528 shares of issued and outstanding common stock, par value $0.01 per share (the “Shares”), of Papa Murphy’s Holdings, Inc., a Delaware corporation (“Papa Murphy’s”), multiplied by the offer price of $6.45 per Share, (b) 938,918 Shares issuable pursuant to outstanding options to acquire Shares from Papa Murphy’s with an exercise price less than the offer price of $6.45 per share, multiplied by $1.43, which is the offer price of $6.45 per Share less the weighted- average exercise price for such options of $5.02 per Share, and (c) 219,980 Shares issuable pursuant to outstanding time-based and performance- based restricted stock units multiplied by the offer price of $6.45 per Share. The calculation of the filing fee is based on information provided by Papa Murphy’s as of April 22, 2019.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$13,648	Filing Party:	MTY Columbia Merger Sub, Inc.
Form or Registration No:	Schedule TO	Date Filed:	April 25, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on April 25, 2019, by MTY Columbia Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Delaware corporation and a wholly owned subsidiary of MTY Food Group Inc. (“Parent”). The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Papa Murphy’s Holdings, Inc. (“Papa Murphy’s”), at a price of $6.45 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2019, a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference to the extent stated herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Item 11. Additional Information.

Item 11 of the Schedule TO (and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase) and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by:

Inserting after the subsection titled “Antitrust Compliance” a new subsection entitled “Certain Litigation” and the disclosure set forth below:

On April 30, 2019, Richard Scarantino, a purported stockholder, filed a putative class action lawsuit challenging disclosures made in connection with the proposed transactions in the United States District Court for the District of Delaware. The complaint is captioned Scarantino v. Papa Murphy’s Holdings Inc. et al., case number 1:19-cv-00791. The complaint names as defendants Papa Murphy’s, Papa Murphy’s Board, Purchaser and MTY. The complaint alleges, among other things, that Papa Murphy’s and Papa Murphy’s Board violated provisions of the Exchange Act by failing to provide in the Schedule 14D-9 Solicitation/Recommendation Statement filed by Papa Murphy’s on April 25, 2019 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the proposed transactions, rescissory damages should the proposed transactions be consummated, and an award of attorneys’ and experts’ fees. The defendants believe that the claims respectively asserted against them are without merit.

On May 3, 2019, Evan Brown, a purported stockholder, filed a putative class action lawsuit challenging certain disclosures made in connection with the proposed transactions in the United States District Court for the Southern District of New York. The complaint is captioned Brown v. Papa Murphy’s Holdings Inc. et al., case number 1:19-cv-03984. The complaint names as defendants Papa Murphy’s and Papa Murphy’s Board. The complaint alleges, among other things, that Papa Murphy’s and Papa Murphy’s Board violated provisions of the Exchange Act by making untrue statements of material fact or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the proposed transactions, rescissory damages should the proposed transactions be consummated, and an award of attorneys’ and experts’ fees. Papa Murphy’s has informed Purchaser and MTY that the defendants believe that the complaint lacks merit.”

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated April 25, 2019.

(a)(1)(B)*	Letter of Transmittal, dated April 25, 2019.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated April 25, 2019.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2019.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2019.

(a)(1)(F)*	Summary Advertisement, as published in the New York Times on April 25, 2019.

(a)(5)(A)*	Joint Press Release issued by MTY Franchising USA, Inc. and Papa Murphy’s Holdings, Inc., dated April 11, 2019.

(b)(1)*+	Amended and Restated Credit Agreement (“Credit Agreement”), dated as of August 29, 2017, among MTY Food Group Inc. and MTY Franchising USA, Inc. as Borrowers, The Toronto- Dominion Bank as Canadian Agent and Syndication Agent, Toronto Dominion (Texas) LLC as U.S. Agent, the financial institutions identified on the signature pages thereto as Revolving Lenders, TD Securities as Sole Lead Arranger and Bookrunner and Bank of Montreal, National Bank of Canada and the Bank of Nova Scotia as Co-Documentation Agents.

(b)(2)*	First Amending Agreement to the Credit Agreement, dated as of June 27, 2018, among MTY Food Group Inc. as Borrower, The Toronto-Dominion Bank as Administrative Agent, the financial institutions identified on the signature pages thereto as Revolving Lenders, TD Securities as Sole Lead Arranger and Bookrunner, The Toronto-Dominion Bank, Bank of Montreal, National Bank of Canada and the Bank of Nova Scotia as Co-Syndication Agents and Bank of Montreal, National Bank of Canada and the Bank of Nova Scotia as Co-Documentation Agents.

(b)(3)*	Second Amending Agreement to the Credit Agreement and Amending Agreement to the U.S. Guarantee and Security Agreement, dated as of February 19, 2019, among MTY Food Group Inc. and MTY Franchising USA, Inc. as Borrowers, Inc., The Toronto-Dominion Bank as Canadian Agent, Toronto Dominion (Texas) LLC as U.S. Agent, the financial institutions identified on the signature pages thereto as Revolving Lenders, TD Securities as Sole Lead Arranger and Bookrunner, The Toronto-Dominion Bank, Bank of Montreal, National Bank of Canada and the Bank of Nova Scotia as Co-Syndication Agents and Bank of Montreal, National Bank of Canada and the Bank of Nova Scotia as Co-Documentation Agents.

(d)(1)*	Agreement and Plan of Merger, dated as of April 10, 2019, by and among MTY Franchising USA, Inc., MTY Columbia Merger Sub, Inc. and Papa Murphy’s Holdings, Inc.

(d)(2)*	Confidentiality/Nondisclosure Agreement, dated October 30, 2018, by and between Papa Murphy’s Holdings, Inc. and MTY Franchising USA, Inc.

(d)(3)*	Form of Tender and Support Agreement, by and among MTY Franchising USA, Inc., MTY Columbia Merger Sub, Inc. and each stockholder party thereto.

(d)(4)*	Guarantee, dated as of April 10, 2019, by MTY Food Group Inc. in favor of Papa Murphy’s Holdings, Inc.

(d)(5)*	Exclusivity Agreement, dated as of March 22, 2019, by and among MTY Franchising USA, Inc. and Papa Murphy’s Holdings, Inc.

Exhibit No.	Description

(g)	None.

(h)	None.

*	Previously filed.
+	Confidential portions of this exhibit have been omitted.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MTY COLUMBIA MERGER SUB, INC.

By:	/s/ Eric Lefebvre
	Name:	Eric Lefebvre
	Title:	President, Chief Executive Officer

MTY FRANCHISING USA, INC.

By:	/s/ Eric Lefebvre
	Name:	Eric Lefebvre
	Title:	President, Chief Executive Officer

MTY FOOD GROUP INC.

By:	/s/ Eric Lefebvre
	Name:	Eric Lefebvre
	Title:	President, Chief Executive Officer

Dated: May 6, 2019

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